Announcement to the Market

                       BANCO ITAU HOLDING FINANCEIRA S.A.

         Public Offering for the Acquisition of the Shares of the Banks:
            BANCO BEG S.A., BANCO BEMGE S.A. AND BANCO BANESTADO S.A.


Banco Itau S.A. and its subsidiaries wish to announce that they have filed a request with the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM) for a Public Offering for the Acquisition ("POA") of the total shares issued by Banco BEG S.A. ("BEG"), Banco Bemge S.A. ("BEMGE") and Banco Banestado S.A. ("BANESTADO"), currently in circulation in the market, for the purpose of delisting these institutions as open capital companies.

Banco Itau Holding Financeira S.A.'s management believes this procedure to be opportune given the small percentage of illiquid shares trading in the market and held by the minority shareholders. The latter retain the following stakes only in the total capital stock of the banks in question: 1.16% in BEG, 0.15% in BEMGE and 2.60% in BANESTADO.

The purpose of the aforementioned POA's is also for the Itau Conglomerate to have a single financial institution with shares trading in the Stock Exchanges.

The POA's will be held for the account and order of Banco Itau S.A. ("THE OFFERING ENTITY") and the conditions for these transactions will be published as a specific "Disclosure of a Material Fact" for each Bank, to be signed jointly with THE OFFERING ENTITY.

The acquisition date and all remaining conditions of each POA will be set out in the respective Offering Notice and will be subject to the CVM's approval of the registration request.

Information relating to the POAs will be made available in Banco Itau Holding Financeira S.A.'s Investor Relations site (www.itauir.com.br).
                                           -----------------


                           Sao Paulo-SP, June 9, 2003.

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                             Alfredo Egydio Setubal
                           Investor Relations Director